UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934

                                   J R E INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


            NEW YORK                                             11-3579470
 ------------------------------                                 -------------
(State or other jurisdiction of                                (I.R.S Employer
 incorporation or organization)                                        ID No.)


             57 Main Street, East Hampton, New York         11937
             --------------------------------------       --------
            (Address of principle executive offices)     (Zip Code)


                    Issuers telephone number (631) 329-7372



       Securities to be registered pursuant to Section 12(g) of the Act.

                                     COMMON
                                 --------------
                                (Title of Class)

                                     Part I

Business
--------

J R E Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Espo's Surf & Sport. The corporation has a 600 square feet of office space a 57 Main Street East Hampton, NY and internet space which offers it's products at WWW.ESPOS.NET. J R E Inc. entered into an agreement to acquire a portion of the assets of its predecessor J Espo's Inc. In the spin off agreement J R E Inc. acquired from its predecessor, J Espo's Inc, all the rights to the internet business. For the past three years J R E Inc. predecessor J Espo's Inc., operated the web page WWW.ESPOS.NET which offers a full line of men's, women's, and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. Along with the outerwear, J R E Inc. also offers a complete line of hard goods and gear related to the action sports, surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing.

J R E Inc. and predecessors have not had filings of any bankruptcies, receiverships or similar proceedings. J R E Inc. has acquired a significant portion of assets from its predecessor J Espo's Inc., which is out of the ordinary course of business. This occurred in a spin of agreement in which J R E Inc. acquired the Internet Division from J Espo's Inc. (Commission file No. 24-2212) on a one for one stock declaration of common stock dividend filed with National Association of Security Dealers, Inc pursuant to rule10b-17, of the General Rules and Regulations of the Securities and Exchange Commission. The date of declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001.

J R E Inc. is in a very competitive business and industry. The internet market for the sale of action sporting goods has increased substantially over the past three years. J R E Inc. predecessor J Espo's Inc. had an established base of loyal customers who shop online. The company's competitive advantage over its competition is its knowledgeable customer support and marketing tactics have enabled the company to have a competitive edge in this business. The corporation's very low operating costs have enabled the company to remain profitable, while most of its competitors have shown substantial losses. As the consumer for this product continues to demand to purchase it products from a company that is directly involved in the action sports. J R E Inc. will have a competitive edge because its employees participate in the action sport events and are involved in the lifestyle that encompasses the company's products. This low cost marketing has been very successful and has a direct impact on the consumer in which larger corporations have large marketing expenses in which to portray this image. J R E Inc. in this very competitive industry has a unique marketing image that will enable it to excel over its competitors in this industry. There are no franchising rights, no existing or probable governmental regulations on the business and no costs and effects of compliance with environmental laws. JRE Inc. maintains two employees.

Management's Discussion and Analysis or Plan of Operation.
----------------------------------------------------------

J R E Inc., which was formed by the spin off of the internet division of J Espo's Inc. The company and its management has spun off these divisions to enhance its internet operations through various other links to related websites. In its first twelve months, J R E Inc. plans to further develop its internet business through various partnerships with other related internet companies. JRE Inc. will also expand its web page to offer more products to consumers and wholesale to other retailers. JRE Inc. will increase its arrangements with its suppliers to offer a complete range of action sports gear and equipment to be offered both retail and wholesale all online.

J R E Inc. has a sufficient amount of cash to satisfy its cash requirements and will not have to raise additional funds in the next twelve months

J R E Inc. does not plan any significant changes in the number of employees or the purchase or sale of plant and significant equipment. The company will not perform any product research and development for the term of the plan.

The company does not known of any trends, events, or uncertainties, that have or are reasonable likely to have a material impact on the corporations short-term or long-term liquidity and net sales or revenues or income from continuing operations. JRE Inc.does not have any significant elements of income or loss from continuing operations. JRE Inc. does not have cause for any material changes from period to period in one or more line items of the companies financial statements.

JRE Inc. is in a seasonal business with spring and summer it peak seasons, but has no effect on the financial conditions or results of operations.

Description of Property
-----------------------

J R E Inc. does not invest in any real estate related interests. The company has 600 square feet office space at 57 Main Street East Hampton, New York.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

Title of                                                             Percent
 Class         Name & Address of Owner            Amount Owned        Owned
 -----         -----------------------            ------------        -----

Common        Jeffrey R. Esposito                   4,040,250          81.5%
Stock         63 Halsey Street
              Southampton, NY 11968


Common        Kenneth C. Dollman, Esq.                160,000           3.2%
Stock         3 Aspen Street
              Port Jefferson Sta., NY 11776


Common        Joel Esposito                            54,000           1.1%
Stock         39 Eastview Road
              Lake Ronkonkoma, NY 11779
                                                    ---------          -----
                                                    4,254,250          85.8%

        (There are no preferred stock and there are no outstanding options)

Directors and Executive Officers, Promoters and Control Persons
---------------------------------------------------------------

Executive Officer            Term            Age          Title
-----------------            ----            ---          -----

Jeffrey R. Esposito          1 Year          36           President & Director

Kenneth C. Dollman, Esq.     1 Year          51           Secretary & Director

Joel Esposito                1 Year          33           Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors and will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

Jeffrey R Esposito, Kenneth C. Dollman Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding (excluding traffic violations and other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Jeffrey R. Esposito is the founder and president of J R E, Inc. He has a degree in International Economics and was a scholastic athlete. Mr. Esposito is and avid outdoorsman and world traveler. He oversees all the development of the internet web design and sales operations. His diversified skills make him a key man in the expansion of the corporation.

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise in is corporate law.

Joel Esposito is Director of the company and his diversified skills in the construction , layout and design of seasonal stores play an important role in the expansion of the company.

Executive Compensation
----------------------

Name & Principle             Year   Salary   Bonus    Other Annual   Restricted
Position                                              Compensation  Stock Awards
----------------             ----   ------   -----    ------------  ------------

Jeffrey R. Esposito          2001    0(1)     0(1)      100,000        shs(2)
                             2002                       100,000        shs(2)

Kenneth C. Dollman, Esq.     2001    0(1)     0(1)      100,000        shs(2)
                             2002    0(1)     0(1)      100,000        shs(2)

Joel Esposito                2001    0(1)     0(1)       50,000        shs(2)
                             2002    0(1)     0(1)       50,000        shs(2)

(1)  No salary for year 2001 and 2002
(2) 50,000 shares for each officer and 50,000 shares for each director Shares for year 2001 have been issued Shares for year 2002 have not been issued

Certain Relationships and Related Transactions
----------------------------------------------

Jeffrey R. Esposito is 50% owner of and President of Old Barn Dev. Corp. which owns the property that JRE Inc. rents its office space.


Description of Securities
-------------------------

J R E Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There are no provisions in the charter documents or bylaws of J R E Inc. that would delay, defer, or prevent a change in control of the corporation.

                                    Part II

Market Price of and Dividends on the Registrant's Common Equity and Related
---------------------------------------------------------------------------
Stockholder Matters
-------------------

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balance can be sold in subsequent 90 days periods.

J R E Inc. does not plan to propose to offer any common stock in a public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for JRE Inc. is 43 shareholders.

J R E Inc. has not issued any cash dividend declaration on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do in the future.

Legal Proceedings
-----------------

J R E Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceeding..

Changes in and Disagreements with Accountants.
----------------------------------------------

J R E Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities
---------------------------------------

J R E Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of a publicly traded company, J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings,
Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application. Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Indemnification of Directors and Officers
-----------------------------------------

The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices.

There are no insurance policies for indemnification of directors and officers.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
JRE Inc.
East Hampton, New York

I have audited the accompanying balance sheet of JRE Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRE Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.


Plainview, New York

January 3, 2002

                                    JRE INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                 $27,488
                                                                         -------

Property and equipment, net                                                1,503
                                                                         -------

Total assets                                                             $28,991
                                                                         =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accrued expenses                                                     $20,000
    Sales tax payable                                                        316
    Income taxes payable                                                     523
                                                                         -------

Total current liabilities                                                 20,839
                                                                         -------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                             1,609
    Retained earnings                                                      1,583
                                                                         -------

Total stockholders' equity                                                 8,152
                                                                         -------

Total liabilities and stockholders' equity                               $28,991
                                                                         =======


                     The accompanying notes are an integral
                        part of the financial statements.

                                    JRE INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Revenue
    Commission income                                                 $   38,575

Selling and administrative expenses                                       36,481
                                                                      ----------

Income from operations                                                     2,094

Other income
    Interest income                                                           12
                                                                      ----------

Income before income taxes                                                 2,106

Income taxes                                                                 523
                                                                      ----------

Net income                                                            $    1,583
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========


                     The accompanying notes are an integral
                        part of the financial statements.



                                      JRE INC.
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period November 30, 2000 (Inception) to October 31, 2001




                                             Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                          Shares      Amount     Capital    Earnings
                                        ---------   ---------   ---------   ---------
Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710       1,609        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --        1,583
                                        ---------   ---------   ---------   ---------

Balances, October 31, 2001              4,960,250   $   4,960   $   1,609   $   1,583
                                        =========   =========   =========   =========


                       The accompanying notes are an integral
                          part of the financial statements.

                                          4

                                    JRE INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  1,583
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       157
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in accrued expenses                                 20,000
            Increase in sales tax payable                                   316
            Increase in income taxes payable                                523
                                                                       --------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                  22,829
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (1,660)
                                                                       --------

              NET CASH USED IN INVESTING ACTIVITIES                      (1,660)
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                          2,000
    Payments on line of credit                                           (2,000)
    Common stock acquired in spin-off of J. Espo's Inc.                   6,319
                                                                       --------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                   6,319
                                                                       --------

NET INCREASE IN CASH                                                     27,488

CASH - BEGINNING                                                           --
                                                                       --------

CASH - ENDING                                                          $ 27,488
                                                                       ========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
         Interest                                                      $      7
                                                                       ========
         Income taxes                                                  $   --
                                                                       ========


                     The accompanying notes are an integral
                       part of the financial statements.

                                    JRE INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of JRE Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Sales are transacted primarily through the internet. Merchandise available for sale is held on consignment from a related company. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired a small portion of the business operations net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company and the liabilities that were assumed by the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company and the liabilities assumed by the Company included prepaid expenses of $5,000, fixed assets of $1,660, and short-term debt of $341.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                    JRE INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of office equipment totaling $1,879. Depreciation expense for the period ended October 31, 2001 amounted to $157.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The current income tax expense of $523 consists of federal tax of $293 and New York State Franchise tax of $230.

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                                    JRE INC.
                          Notes to Financial Statements


Note 4 -Commitments and Contingencies

Line of Credit
--------------

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $25,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. There was no outstanding balance on the bank line of credit as of October 31, 2001. Interest expense charged to operations with respect to the bank line of credit was $7.

Lease Commitment
----------------

The Company has entered into a non-cancelable operating lease for office space that commences January 1, 2002 and expires on December 31, 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The lease will provide for monthly rent of $500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2002                      $   5,000
                2003                          6,000
                2004                          6,000
                2005                          6,000
                                          ---------
                                          $  23,000
                                          =========

The Company also leases seasonal retail space in Amagansett, New York under a month-to-month operating lease that commenced in May 2001 and expired on December 31, 2001. The lease provided for monthly rent of $5,000. Management has indicated its intentions to lease other retail space during summer and holiday seasons.

Rent expense of $22,300 was charged to operations for the period ended October 31, 2001.

Note 7 - Related Party Transactions

The Company has entered into a non-cancelable operating lease for office space located in Easthampton, New York from a corporation that is controlled by the Company's president and principal stockholder. The lease will require monthly payments of $500, and the Company is responsible for all insurance and utilities.

Merchandise sold is held on consignment from a related company. The consigned goods are included in the inventory of the related company.

                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         JRE INC.
                                            ----------------------------------
                                                        (Registrant)

Date: January 15, 2002                 By:  /s/  Jeffrey R. Esposito
     -------------------                       -------------------------------

                               Index to Exhibits


2     -  J R E Inc. Spin Off Agreement with Predecessor J Espo's Inc.

3(i)  -  Articles of Incorporation

3(ii) -  By-Laws of J R E Inc.

4     - Instruments Defining Rights of Shareholders

10    -  Material Contracts